SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2011

DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

11033191

Estimated average burden
hours per response......12.00

SEC FILE NUMBER

8- 67499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/10_____ AND ENDING_____12/31/10_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities Inc. CRD 142866

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8951 Research Drive
                                       (No. and Street)

Irvine   CA   92618
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Bridges 949-417-1396

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
                        (Name – if individual, state last, first, middle name)

4100 Newport Place, Suite 300, Newport Beach, CA 92660
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __William A. Shopoff__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Shopoff Securities, Inc.__ , as of __December 31,__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

__President CEO__
Title

Notary Public

ANNE B. CASSINGHAM
Commission # 1810121
Notary Public - California
Orange County
My Comm. Expires Aug 18, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2010

INDEX TO FINANCIAL STATEMENTS

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2010 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial statement schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

4100 Newport Place Drive, Third Floor   Newport Beach, CA 92660   Tel: 949-222-2999   Fax: 949-222-2989

subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 25, 2011

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	21,793
Accounts receivable from related party		51,273
Total assets	$	73,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued liabilities	$	11,753

Stockholder's Equity

Common stock, $0.001 par value; 50,000 shares authorized;

5,500 shares issued and outstanding	5
Additional paid-in-capital	315,873
Accumulated deficit	(254,565)
Total stockholder's equity	61,313

Total liabilities and stockholder's equity	$	73,066

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

REVENUES

Commissions	$	32,200
Underwriting fee		12,715
Due diligence fee		6,358
Total revenues		51,273

EXPENSES

Professional fees		30,985
Licenses and fees		8,650
General and administrative		8,452
Total expenses		48,087

NET INCOME $ 3,186

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2010

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
BALANCE – January 1, 2010	5,500	$ 5	$ 295,873	$ (257,751)	$ 38,127
Contributions	--	--	20,000	--	20,000
Net income	--	--	--	3,186	3,186
BALANCE – December 31, 2010	5,500	$ 5	$ 315,873	$ (254,565)	$ 61,313

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,186
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		1,209
Changes in operating assets and liabilities:		
Accounts receivable		(51,273)
Accounts payable and accrued liabilities		2,058
Net cash used in operating activities		(44,820)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		20,000
Net cash provided by financing activities		20,000
NET DECREASE IN CASH		(24,820)
CASH and CASH EQUIVALENTS – beginning of year		46,613
CASH and CASH EQUIVALENTS – end of year	$	21,793

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed for the purpose of acting as placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers.

The Company was acting as a broker-dealer and providing sales, promotional and marketing assistance services in connection with the offering of 20,100,000 shares of common stock of Shopoff Properties Trust, Inc. (the "Trust"), a related party of the Company. Such offering ended on August 29, 2010. See Note 5 for additional information.

During 2010, the Company was engaged by Shopoff Land Fund I, L.P (the "Fund"), a related party, to sell interests in the Fund on a "best efforts" basis. See Note 5 for additional information.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2010.

All of the Company's receivables as of December 31, 2010 were owed to the Company by the Fund and related to commissions and fees recognized from selling ownership interests in the Fund. The Company regularly evaluates the collectibility of receivables and provides an allowance for doubtful accounts based on the historical write-off experience of commission and fees earned, but not ultimately collected.

Additionally, the company's current operations are dependent upon the real estate industry, which is historically subject to fluctuations in the local, regional and national economies. See Note 5 for additional information.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2010.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on property and equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the life of the leases or the useful economic life of the assets.

Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statements of operations and stockholders' equity.

As of December 31, 2010, the Company's property and equipment were fully depreciated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash and cash equivalents and accounts payable and accrued liabilities approximate their fair value as of December 31, 2010, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2010, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes fees and commission income, including sales commission, underwriting fees, and due diligence fees as the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. Accordingly, no provision for current federal income taxes have been provided in the accompanying financial statements for the year ended December 31, 2010. However, the Company is subject to state income taxes at the statutory rate of 1.5%.

Effective for 2009, GAAP changed for the accounting and disclosure requirements of income tax uncertainties. While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company evaluated subsequent events through February 25, 2011, which is the day the financial statements were issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2010, the Company had net capital of $10,040, which was $5,040 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2010 was 1.17-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2010, the Stockholder has contributed an aggregate of $315,873 to additional paid-in capital, including $20,000 during the year ended December 31, 2010.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company was conducting the public offering of the Trust on a "best efforts" basis. The Shopoff Group, L.P. (the "Shopoff Group"), a Delaware limited partnership, is the sponsor of the Trust. William A. Shopoff was the president and the chief executive officer of the Shopoff Group, the president, chief executive officer and chairman of the board of directors of the Trust, and a co-trustee of The Shopoff Revocable Trust dated August 12, 2004, the sole stockholder of the Company.

The Company did not receive a selling commission in connection with the offering of shares of common stock of the Trust; however, at the completion of the offering and at the sole and absolute discretion of the Shopoff Group, a marketing fee was to be paid to the Company to assist the Company as it discharged its obligations under a Broker-Dealer Agreement. This marketing fee was non-refundable to the Shopoff Group. Payment of this marketing fee would be withheld to the extent that such fee would have resulted in the Company receiving total underwriting compensation in excess of that which is permitted under the rules of the Financial Industry Regulatory Authority ("FINRA"). At the completion of the offering and at the absolute discretion of the Shopoff Group, if the above marketing fee were to be paid to the Company, the Company would have then been obligated to reimburse the Shopoff Group for certain costs incurred by the Shopoff Group on the Company's behalf during the offering period. The offering period ended on August 29, 2010. In October 2010, the Company and the Shopoff Group reached an agreement whereby retailing expenses incurred by the Shopoff Group on behalf of the Company in the amount $854,189 were offset by an equal amount of marketing fees earned by the Company as determined by the Shopoff Group at its sole and absolute discretion. Pursuant to this agreement, there will be no expectation for payment from either party in the future.

As discussed in Note 1, the Company was engaged by the Fund to sell ownership interests in the Fund on a "best efforts" basis. Shopoff Investors III, L.P. ("Shopoff III") is the general partner of the Fund. The Shopoff Corporation is the general partner of Shopoff III and William and Cindy Shopoff, as trustees of the Stockholder, are the limited partners. The Shopoff Corporation is 100% owned by the Stockholder. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2% and due diligence fees of up to 1% of the gross capital contributions with respect to interests sold. During the year ended December 31, 2010, the Company recognized $32,200, $12,715 and $6,358 of commissions, underwriting fees and due diligence fees, respectively, related to this offering.

Because the Company continues to have limited revenues, the Shopoff Group is committed to fund the Company's administrative and operational costs.

As of December 31, 2010, the Company's accounts payable and accrued liabilities included $10,301 of reimbursements due to the Shopoff Group for operational expenses. Such amount is unsecured and bears no interest.

6. FINRA EXAMINATION

During the year ended December 31, 2009, FINRA examined the Company's records as part of its routine cycle examination for the purpose of meeting the regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 29, 2009, FINRA issued an examination report, which included certain cautionary items that did not need to be included in the Central Registration Depository nor did they need to be reported on the Company's Form BD or Form U4. Additionally, the examination report included a referral of issues related to the Trust's offering to a separate examination. This separate examination related to the Trust's offering is ongoing and as of February 25, 2011, neither the Company nor the Trust has received any communication from FINRA regarding this separate examination. The Company does not know when the examination will be resolved or what, if any, actions FINRA may require the Company to take as part of that resolution. This examination could result in fines, penalties or administrative remedies or no actions asserted against the Company. Because the Company cannot at this time assess the outcome of such examination by FINRA, if any, the Company has not accrued any loss contingencies in accordance with GAAP.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2010

NET CAPITAL

Total stockholders' equity from statement of financial condition	$	61,313
Less: None-Allowable Assets		
Accounts receivable from related party		51,273
Net Capital	$	10,040

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	784
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital (regulatory net capital less net capital requirement)	$	5,040

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF
FINANCIAL CONDITION $ 11,753

Ratio of aggregate indebtedness to net capital   1.17-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5,
 Part 2

Net capital as reported	$	61,313
Audit adjustments		–
Audited net capital	$	61,313

There are no differences between the above computation and the computation included with the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

See Independent Auditors' Report.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR
BROKER-DEALERS CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In planning and performing our audit of the financial statements of Shopoff Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 25, 2011

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

SQUAR MILNER

Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to an
Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Shopoff Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

4100 Newport Place Drive, Third Floor   Newport Beach, CA 92660   Tel: 949-222-2999   Fax: 949-222-2989

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 25, 2011